UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

Snap-on Incorporated
(Exact name of registrant as specified in its charter)

Delaware	1-7724	39-0622040
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
2801 80th Street, Kenosha, Wisconsin 53143
(Address of principal executive offices) (Zip Code)
Aldo J. Pagliari Senior Vice President – Finance and Chief Financial Officer (262) 656-5200
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of Snap-on Incorporated’s Conflict Minerals Report for the reporting period from January 1 to December 31, 2020, is provided as Exhibit 1.01 hereto and is publicly available at https://www.snapon.com/EN/Investors/Corporate-Governance/Conflict-Minerals-Report.
Item 1.02     Exhibit

See Item 2.01 of this Form.

Section 2 – Exhibits
Item 2.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SNAP-ON INCORPORATED
(Registrant)

By: /s/ Aldo J. Pagliari	May 28, 2021
Aldo J. Pagliari	(Date)
Principal Financial Officer,
Senior Vice President - Finance and
Chief Financial Officer